SHAREHOLDERS AGREEMENT

This Shareholders Agreement (this “Agreement”) is entered into on March 31, 2017 (the “Effective Date”) by and between Grey Cloak Tech Inc., a Nevada corporation (the “Company”), Fred Covely, an individual (“Covely”), William Bossung, an individual (“Bossung”), Joseph Nejman, an individual (“Nejman”), and Dmitry Chourpo, an individual (“Chourpo” and, together with Covely, Bossung, and Nejman, each a “Shareholder” and collectively the “Shareholders”). Each of the Company and the Shareholders may be referred to as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Company, ShareRails, LLC, a Delaware limited liability company (“ShareRails”), Nejman, Chourpo, and the members of ShareRails are all parties to that certain Share Exchange Agreement dated March 31, 2017 (the “Exchange Agreement”), whereby the Company acquired all of the issued and outstanding equity interests of ShareRails;

WHEREAS, following the closing of the transactions contemplated by the Exchange Agreement, the Shareholders will each own shares of Company common stock (the “Common Shares”) and Series A Convertible Preferred Stock (the “Preferred Shares” and, together with the Common Shares, the “Shares”) as set forth in Exhibit A attached hereto and made a part hereof;

WHEREAS, the execution and delivery of this Agreement is a condition precedent to, and an integral part of, the consideration flowing to the Company for its consummation of the transactions contemplated by the Exchange Agreement including its issuance of the Exchange Shares as set forth therein.

NOW, THEREFORE, for good and adequate consideration, the receipt and sufficient of which is hereby acknowledged, the Parties agree as follows:

AGREEMENT

1.                  No Issuance of Preferred Shares. The Company will not, without the unanimous consent of all the Shareholders, issue any shares of Series A Convertible Preferred Stock other than those set forth in Exhibit A.

2.                  Restrictions on Transfer. No Shares shall be voluntarily sold, pledged, hypothecated, or otherwise transferred or permitted to be transferred in any manner or by any means whatsoever, for a period of twelve (12) months following the Effective Date, without the unanimous consent of all the Shareholders. Notwithstanding the foregoing restrictions upon transfer and ownership, the following transfers are permitted:

A.                Death of a Shareholder. Subject to Section 3, the personal representative of a deceased Shareholder’s estate or his or her contract beneficiary may exercise all of the decedent’s rights and powers as a Shareholder, and the decedent’s Shares will continue and pass to those entitled thereto upon the Shareholder’s death. It is specifically provided that a Shareholder may prepare a written and acknowledged document in which he or she designates one or more beneficiaries of that Shareholder’s Shares, and his or her written designation will be binding upon the Company if delivered to the Company within at least 60 days after the death of the Shareholder.

B.                 Incapacity of a Shareholder. Subject to Section 3, the personal representative of an incapacitated Shareholder, acting under a durable power of attorney or letters of guardianship may exercise all of a Shareholder’s rights and powers and will be entitled to receive distributions of cash or other property from the Company. Neither the Company nor any Shareholder will have a duty to inquire as to the application or use of funds delivered to a personal representative.

C.                 Estate Planning Transfers. Subject to Section 3, a Shareholder will also have the right to make estate-planning transfers of all or any part of his or her Shares. The term “Estate Planning Transfer” will mean any transfer made during the life of a Shareholder without value, or for less than full consideration, by way of a marital partition agreement and/or a transfer of all or any part of the Shares to a trust whose beneficiary or beneficiaries are the Shareholder and/or the spouse of a Shareholder, and/or the descendants of a Shareholder, and/or one or more beneficiaries qualified to receive a charitable gift under Section 170(c) of the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law (the “Code”). This Agreement will bind the transferee of any Estate Planning Transfer to the exact terms and conditions of this Agreement.

3.                  Triggering Events. On the happening of any of the following events (“Triggering Events”), the Company and the other Shareholders will have the option to purchase that portion of the Shares of the applicable Shareholder as set forth in Exhibit B attached hereto and made a part hereof (“Selling Shareholder”) at the price and on the terms provided in Section 4 of this Agreement:

A.                The death, incapacity, bankruptcy, withdrawal, or divorce of a Shareholder, or the winding up and dissolution of a Shareholder, or the merger or other reorganization of a Shareholder as a result of which the Shareholder does not survive as an entity;

B.                 The termination of the commercial arrangement between the Shareholder and the Company as set forth in Exhibit B; or

C.                 The occurrence of any other event that is, or that would cause, a transfer in contravention of this Agreement.

Each Shareholder agrees to promptly give notice of a Triggering Event to the Board of Directors of the Company.

4.                  Option to Purchase.

A.                On the receipt of actual notice of any Triggering Event as determined in good faith by the Board of Directors of the Company (the date of the receipt is hereinafter referred to as the “Option Date”), the Company will promptly cause a notice of the occurrence of a Triggering Event to be sent to all Shareholders, and the Company will have the option, for a period ending 30 calendar days after the Option Date, to purchase the Shares from the Shareholder, at the price and on the terms set forth in Exhibit B of this Agreement, and the other Shareholders, pro rata in accordance with their prior ownership of the Shares, will then have the option, for a period of 30 days thereafter, to purchase the Shares not purchased by the Company, on the same terms and conditions as apply to the Company. If all other Shareholders do not elect to purchase all remaining Shares, then the Shareholders electing to purchase will have the right, pro rata in accordance with their prior ownership of the Shares, to purchase the additional Shares available for purchase. The transferee of the Shares that are purchased will hold the Shares subject to all of the provisions of this Agreement.

B.                 Notwithstanding the foregoing, in the event Nejman or Bossung is individually and directly responsible for equity investments into the Company of an aggregate of at least Two Million Dollars ($2,000,000) (the “Threshold Amount”) during the Employment Term of the applicable Employment Agreement, the Option to Purchase pursuant to Section 3 and Section 4 shall be extinguished in its entirety but only with respect to the securities held by that Shareholder, either Nejman or Bossung, who is directly and individually responsible for an aggregate of equity investments in excess of the Threshold Amount. Nejman and Bossung will each be deemed directly responsible for an equity investment if the investment was made as a result of a direct, personal contact with the investor by Nejman or Bossung, as the case may be, which does not include general solicitation or general marketing efforts.

5.                  Miscellaneous.

A.                Termination. This Agreement shall terminate and all rights and obligations hereunder shall cease, upon the first to occur of (a) the Agreement is terminated by written agreement of all the parties hereto, (b) the voluntary dissolution of the Company, (c) none of the Shareholders is the owner of any of the Shares, or (d) twenty four (24) months after the Effective Date.

B.                 Amendments. This Agreement may be altered, amended or modified in whole or in part at any time only by a writing signed by all the Parties.

C.                 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy,

all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

D.                Entire Agreement; No Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof, including but not limited to prior shareholders agreements, and (ii) is not intended to confer any rights or remedies hereunder upon, or be enforceable by, any person other than the parties hereto.

E.                 Governing Law; Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Any dispute arising from the Agreement shall be decided solely and exclusively by State or Federal courts located in Clark County, Nevada. The Parties agree to submit to the personal and exclusive jurisdiction of the State or Federal courts located in Clark County, Nevada.

F.                  Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of each of the other Parties, and any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

G.                Enforcement; Venue. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal or state court located in the State of Nevada, County of Clark, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal or state court located in the State of Nevada, County of Clark, in the event any dispute arises out of this Agreement or any transaction contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any transaction in any court other than a

Federal or state court sitting in the State of Nevada, County of Clark and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any transaction contemplated hereby.

H.                Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party. Each of the Parties confirms that damages at law may be an inadequate remedy for a breach or threatened breach of this Agreement, and agrees that, in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy, but nothing herein contained is intended to, nor shall it, limit or affect any rights or rights at law or by statute or otherwise of any Party aggrieved as against the other for breach or threatened breach of any provision hereof, it being the intention by this paragraph to make clear the agreement of the Parties that the respective rights and obligations of the Parties hereunder shall be enforceable in equity as well as at law or otherwise.

I.                    Attorney Fees. In the event any Party hereto shall bring any action or proceeding to enforce any provision of this Agreement against any other Party (or any transferee or rights pursuant hereto), the prevailing Party, whether at trial or on appeal, shall be entitled to recover reasonable attorney fees, costs and disbursements in addition to any other relief to which such party is entitled.

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IN WITNESS WHEREOF, the Parties have executed this Shareholders Agreement as of the date first set forth above.

“Company”	“Shareholders”

Grey Cloak Tech Inc.,
a Nevada corporation
/s/ Fred Covely
Fred Covely
/s/ Fred Covely
By: Fred Covely
Its: President
/s/ William Bossung
William Bossung

/s/ Joseph Nejman
Joseph Nejman

/s/ Dmitry Chourpo
Dmitry Chourpo

Exhibit A

Shares

Name	Common Shares	Preferred Shares
Fred Covely	7,500,000	6,024,536
William Bossung	7,500,000	6,024,536
Dmitry Chourpo	7,500,000	6,024,536
Joseph Nejman	7,500,000	6,024,536

Totals	30,000,000	24,098,144

Exhibit B

Triggering Events; Option to Purchase

Shareholder	Commercial Arrangement (Section 3(B))	Option to Purchase (Section 3)	Purchase Price and Terms (Section 4)
Fred Covely	Termination of that certain Business Development Agreement dated March 31, 2017.

One half (1/2) of the Shareholder’s Shares shall vest immediately and not be subject to purchase.

One-fourth (1/4) of the Shareholder’s Shares shall be subject to purchase during the first twelve (12) months after the Effective Date.

One-fourth (1/4) of the Shareholder’s Shares shall be subject to purchase during the first twenty four (24) months after the Effective Date.

The Purchase Price shall be Fifty Thousand Dollars ($50,000) for each one-fourth (1/4) of the Shareholder’s Shares. If the Purchase Price is Fifty Thousand Dollars ($50,000) or less, the Purchase Price shall be paid in two (2) equal installments, one at the time of purchase and one twelve (12) months later. If the Purchase Price is over Fifty Thousand Dollars ($50,000), the Purchase Price shall be paid in four (4) equal installments, one at the time of purchase and one every twelve (12) months thereafter.
William Bossung	Termination of that certain Employment Agreement dated March 31, 2017.
Joseph Nejman	Termination of that certain Employment Agreement dated March 31, 2017.
Dmitry Chourpo	Termination of that certain Business Development Agreement dated April 1, 2017.